SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

Loral Space & Communications Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

                                                                                       ________543881106_________
(CUSIP Number)

David Goldman
GAMCO Investors, Inc.
One Corporate Center
Rye, New York 10580-1435
(914) 921-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Funds, LLC I.D. No. 13-4044523
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 834,954 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 834,954 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 834,954 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 3.90%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Asset Management Inc. I.D. No. 13-4044521
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Funds of investment advisory clients
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 849,178 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 937,178 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 937,178 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 4.37%
14	Type of reporting person (SEE INSTRUCTIONS) IA, CO

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli & Company Investment Advisers, Inc. I.D. No. 13-3379374
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00 – Client funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 160,201 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 160,201 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 160,201 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.75%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO, IA

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Gabelli Foundation, Inc. I.D. No. 94-2975159
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization NV
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 3,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 3,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 3,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.02%
14	Type of reporting person (SEE INSTRUCTIONS) 00-Private Foundation

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MJG Associates, Inc. I.D. No. 06-1304269
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) 00-Client Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Connecticut
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 27,900 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 27,900 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 27,900 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 0.13%
14	Type of reporting person (SEE INSTRUCTIONS) CO

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GGCP, Inc. I.D. No. 13-3056041
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) None
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Wyoming
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power None (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power None (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person None (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) GAMCO Investors, Inc. I.D. No. 13-4007862
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,500 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 2,500 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 2,500 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Associated Capital Group, Inc. I.D. No. 47-3965991
Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) WC
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 1,250 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 1,250 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 1,250 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.01%
14	Type of reporting person (SEE INSTRUCTIONS) HC, CO

CUSIP No. 543881106
1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Mario J. Gabelli
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) (b)
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) Private Funds
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization USA
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 400 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power 400 (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 400 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS) X
13	Percent of class represented by amount in row (11) 0.00%
14	Type of reporting person (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer
This Amendment No. 4 to Schedule 13D on the Common Stock of Loral Space & Communications Inc. (the “Issuer”) is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the “Schedule 13D”) which was originally filed on July 6, 2016.  Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in Schedule 13D.

Item 2. Identity and Background
Item 2 to Schedule 13D is amended, in pertinent part, as follows:
This statement is being filed by Mario J. Gabelli (“Mario Gabelli”) and various entities which he directly or indirectly controls or for which he acts as chief investment officer.  These entities, except for LICT Corporation (“LICT) and CIBL, Inc. (“CIBL”), engage in various aspects of the securities business, primarily as investment adviser to various institutional and individual clients, including registered investment companies and pension plans, and as general partner or the equivalent of various private investment partnerships or private funds and as a registered broker-dealer.  Certain of these entities may also make investments for their own accounts.
The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular issuer.  Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13G or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive.  In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons have decided to file their beneficial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
(a), (b) and (c) - This statement is being filed by one or more of the following persons: GGCP, Inc.  (“GGCP”), GGCP Holdings LLC (“GGCP Holdings”), GAMCO Investors, Inc. (“GBL”), Associated Capital Group, Inc. (“AC”), Gabelli Funds, LLC (“Gabelli Funds”), GAMCO Asset Management Inc. (“GAMCO”), Teton Advisors, Inc. (“Teton Advisors”), Gabelli & Company Investment Advisers, Inc. (“GCIA”), Morgan Group Holding Co., (“MGH”), G.research, LLC (“G.research”), MJG Associates, Inc. (“MJG Associates”), Gabelli Foundation, Inc. (“Foundation”), Mario Gabelli, LICT and CIBL.  Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the “Reporting Persons”.
GGCP makes investments for its own account and is the manager and a member of GGCP Holdings which is the controlling shareholder of GBL and AC.  GBL, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those named below.  AC, a public company listed on the New York Stock Exchange, is the parent company for a variety of companies engaged in the securities business, including certain of those listed below.
GAMCO, a wholly-owned subsidiary of GBL, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (“Advisers Act”).  GAMCO is an investment manager providing discretionary managed account services for employee benefit plans, private investors, endowments, foundations and others.
GCIA, a wholly owned subsidiary of AC, is an investment adviser registered under the Advisers Act and serves as a general partner or investment manager to limited partnerships and offshore investment companies and other accounts.  As a part of its business, GCIA may purchase or sell securities for its own account.  GCIA is a general partner or investment manager of a number of funds or partnerships, including Gabelli Associates Fund, L.P., Gabelli Associates Fund II, L.P., Gabelli Associates Limited, Gabelli Associates Limited II E, ALCE Partners, L.P., Gabelli Capital Structure Arbitrage Fund LP, Gabelli Capital Structure Arbitrage Fund Limited, Gabelli Intermediate Credit Fund L.P., GAMA Select Energy + L.P., GAMCO Medical Opportunities L.P., and Gabelli Multimedia Partners, L.P.
G.research is a wholly owned subsidiary of MGH.  MGH in turn is controlled by AC through an 83% ownership interest.  G.research, is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (“1934 Act”), which as a part of its business regularly purchases and sells securities for its own account.
Gabelli Funds, a wholly owned subsidiary of GBL, is a limited liability company. Gabelli Funds is an investment adviser registered under the Advisers Act which provides advisory services for The Gabelli Equity Trust Inc., The Gabelli Asset Fund, The GAMCO Growth Fund, The Gabelli Convertible and Income Securities Fund Inc., The Gabelli Value 25 Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The GAMCO Global Content & Connectivity Fund, The Gabelli Gold Fund, Inc., The Gabelli Multimedia Trust Inc., The Gabelli Global Rising Income & Dividend Fund, The Gabelli Capital Asset Fund, The GAMCO International Growth Fund, Inc., The GAMCO Global Growth Fund, The Gabelli Utility Trust, The Gabelli Utilities Fund, The Gabelli Dividend Growth Fund, The Gabelli Focus Five Fund, The Comstock Capital Value Fund, The Gabelli Dividend and Income Trust, The Gabelli Global Utility & Income Trust, The GAMCO Global Gold, Natural Resources, & Income Trust, The GAMCO Natural Resources Gold & Income Trust, The GDL Fund, Gabelli Enterprise Mergers & Acquisitions Fund, The Gabelli ESG Fund, Inc., The Gabelli International Small Cap Fund, The Gabelli Healthcare & Wellness Rx Trust, The Gabelli Global Small and Mid Cap Value Trust, Gabelli Value Plus+ Trust, Gabelli Merger Plus+ Trust Plc,  The Gabelli Global Financial Services Fund, The Gabelli Global Mini Mites Fund, The Gabelli Go Anywhere Trust, The Gabelli Media Mogul Fund, The Gabelli Pet Parents’ Fund, The Gabelli U.S. Treasury Money Market Fund, Bancroft Fund Ltd. and Ellsworth Growth & Income Fund Ltd. (collectively, the “Funds”), which are registered investment companies.  Gabelli Funds is also the investment adviser to The GAMCO International SICAV (sub-funds GAMCO Merger Arbitrage and GAMCO All Cap Value), a UCITS III vehicle.
Teton Advisors, an investment adviser registered under the Advisers Act, provides discretionary advisory services to The TETON Westwood Mighty Mitessm Fund, The TETON Westwood Income Fund, The TETON Westwood SmallCap Equity Fund, TETON Westwood Intermediate Bond Fund, and The TETON Westwood Mid-Cap Equity Fund.
MJG Associates provides advisory services to private investment partnerships and offshore funds.  Mario Gabelli is the sole shareholder, director and employee of MJG Associates.   MJG Associates is the Investment Manager of Gabelli International Limited and Gabelli Fund, LDC.  Mario J. Gabelli is the general partner of Gabelli Performance Partnership, LP.
The Foundation is a private foundation.  Mario Gabelli is the Chairman, a Trustee and the Investment Manager of the Foundation. Elisa M. Wilson is the President of the Foundation.
LICT is a holding company with operating subsidiaries engaged primarily in the rural telephone industry. LICT actively pursues new business ventures and acquisitions. LICT makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is the Chief Executive Officer, a director, and substantial shareholder of LICT.
CIBL is a holding company with interests in telecommunications operations, primarily in the rural telephone industry. CIBL actively pursues new business ventures and acquisitions. CIBL makes investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions and are not engaged in the business of investing, or trading in securities. Mario J. Gabelli is a director, and substantial shareholder of CIBL.
Mario Gabelli is the controlling stockholder, Chief Executive Officer and a director of GGCP and Chairman and Chief Executive Officer of GBL. He is the Executive Chairman of AC.  Mario Gabelli is also a member of GGCP Holdings. Mario Gabelli is the controlling shareholder of Teton.
The Reporting Persons do not admit that they constitute a group.
GAMCO is a New York corporation and GBL, MGH and Teton Advisors are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580. GGCP is a Wyoming corporation and AC and GCIA are Delaware corporations each having its principal business office 191 Mason Street, Greenwich, CT 06830.   GGCP Holdings is a Delaware limited liability corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  G.research is a Delaware limited liability company having its principal officers at One Corporate Center, Rye, New York 10580.  Gabelli Funds is a New York limited liability company having its principal business office at One Corporate Center, Rye, New York 10580.  MJG Associates is a Connecticut corporation having its principal business office at 191 Mason Street, Greenwich, CT 06830.  The Foundation is a Nevada corporation having its principal offices at 165 West Liberty Street, Reno, Nevada 89501.  LICT is a Delaware corporation having its principal place of business as 401 Theodore Fremd Avenue, Rye, New York 10580. CIBL, Inc. is a Delaware corporation having its principal place of business as 165 West Liberty Street, Suite 220, Reno, NV 89501.
For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.
(d) – Not applicable.
(e) – Not applicable.
 (f) – Reference is made to Schedule I hereto.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 to Schedule 13D is amended, in pertinent part, as follows:
The Reporting Persons used an aggregate of approximately $11,710,851 to purchase the additional Securities reported as beneficially owned in Item 5 since the most recent filing on Schedule 13D.  GAMCO and Gabelli Funds used approximately $7,198,262 and $4,197,506, respectively, of funds that were provided through the accounts of certain of their investment advisory clients (and, in the case of some of such accounts at GAMCO, may be through borrowings from client margin accounts) in order to purchase the additional  Securities for such clients.  GCIA used approximately $239,051 of client funds to purchase the additional Securities reported by it. AC used approximately $24,599 of working capital to purchase the additional Securities reported by it. Foundation used approximately $51,433 of funds of a private entity to purchase the additional Securities reported by it.

Item 5. Interest In Securities Of The Issuer
Item 5 to Schedule 13D is amended, in pertinent part, as follows:
(a) The aggregate number of Securities to which this Schedule 13D relates is 1,967,883 shares, representing 9.18% of the 21,427,078 shares outstanding as reported in the Issuer’s most recently filed Form 10-Q for the quarterly period ended September 30, 2019.  The Reporting Persons beneficially own those Securities as follows:
Name	Shares of Common Stock	% of Class of Common
GAMCO Gabelli Funds GCIA Mario Gabelli GBL Foundation MJG Associates AC	937,178 834,954 160,201 400 2,500 3,500 27,900 1,250	4.37% 3.90% 0.75% 0.00% 0.01% 0.02% 0.13% 0.01%

Mario Gabelli is deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons.  GCIA is deemed to have beneficial ownership of the Securities owned beneficially by G.research.  AC, GBL and GGCP are deemed to have beneficial ownership of the Securities owned beneficially by each of the foregoing persons other than Mario Gabelli and the Foundation.
(b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that (i) GAMCO does not have the authority to vote 88,000 of the reported shares, (ii) Gabelli Funds has sole dispositive and voting power with respect to the shares of the Issuer held by the Funds so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund shall respectively vote that Fund’s shares, (iii) at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special  circumstances such as regulatory considerations, and (iv) the power of Mario Gabelli, AC, GBL, and GGCP is indirect with respect to Securities beneficially owned directly by other Reporting Persons.
(c) Information with respect to all transactions in the Securities which were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by each of the Reporting Persons and Covered Persons is set forth on Schedule II annexed hereto and incorporated herein by reference.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 27, 2020

GGCP, INC.
MARIO J. GABELLI
MJG ASSOCIATES, INC
 GABELLI FOUNDATION, INC.

By:/s/ David Goldman
     David Goldman
     Attorney-in-Fact

GABELLI FUNDS, LLC

By:/s/ David Goldman
     David Goldman
     General Counsel – Teton Advisors, Inc.
& Gabelli Funds, LLC

  GAMCO INVESTORS, INC.

By:/s/ Kevin Handwerker
     Kevin Handwerker
                General Counsel & Secretary – GAMCO Investors, Inc.

ASSOCIATED CAPITAL GROUP, INC.
GAMCO ASSET MANAGEMENT INC.
GABELLI & COMPANY INVESTMENT ADVISERS, INC.

By:/s/ Douglas R. Jamieson
     Douglas R. Jamieson
                    President & Chief Executive Officer – Associated Capital
Group, Inc.
      President – GAMCO Asset Management Inc.
      President – Gabelli & Company Investment Advisers, Inc.

                                                                                                      SCHEDULE I
     Information with Respect to Executive
Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.  Unless otherwise specified, the principal employer of each such individual is GAMCO Asset Management Inc., Gabelli Funds, LLC, Gabelli & Company Investment Advisers, Inc., G.research, LLC, Teton Advisors, Inc., Associated Capital Group, Inc. or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States.  To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

GAMCO Investors, Inc. Directors:
Edwin L. Artzt Raymond C. Avansino Leslie B. Daniels

Former Chairman and Chief Executive Officer
Procter & Gamble Company
900 Adams Crossing
Cincinnati, OH 45202

Chairman & Chief Executive Officer
E.L. Wiegand Foundation
165 West Liberty Street
Reno, NV 89501

Operating Partner
AE Industrial Partners, LP
2500 N. Military Trail, Suite 470
Boca Raton, FL 33431

Mario J. Gabelli Elisa M. Wilson
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Director
c/o GAMCO Investors, Inc.
One Corporate Center
Rye, NY 10580

Eugene R. McGrath	Former Chairman and Chief Executive Officer Consolidated Edison, Inc. 4 Irving Place New York, NY 10003
Robert S. Prather	President & Chief Executive Officer Heartland Media, LLC 1843 West Wesley Road Atlanta, GA 30327
Officers:
Mario J. Gabelli	Chairman and Chief Executive Officer
Henry G. Van der Eb Bruce N. Alpert Agnes Mullady Kevin Handwerker Kieran Caterina	Senior Vice President Senior Vice President Senior Vice President Executive Vice President, General Counsel and Secretary Chief Accounting Officer

GAMCO Asset Management Inc. Directors:
Douglas R. Jamieson Regina M. Pitaro William S. Selby
Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer – Value Portfolios
Douglas R. Jamieson David Goldman	President, Chief Operating Officer and Managing Director General Counsel, Secretary & Chief Compliance Officer
Gabelli Funds, LLC Officers:
Mario J. Gabelli	Chief Investment Officer – Value Portfolios
Bruce N. Alpert	Executive Vice President and Chief Operating Officer
Agnes Mullady	President and Chief Operating Officer – Open End Fund Division
David Goldman	General Counsel

Gabelli Foundation, Inc. Officers:
Mario J. Gabelli	Chairman, Trustee & Chief Investment Officer
Elisa M. Wilson Marc Gabelli Matthew R. Gabelli Michael Gabelli	President Trustee Trustee Trustee

GGCP, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Matthew R. Gabelli	Vice President – Trading G.research, LLC One Corporate Center Rye, NY 10580
Michael Gabelli	President & COO Gabelli & Partners, LLC One Corporate Center Rye, NY 10580
Frederic V. Salerno	Chairman Former Vice Chairman and Chief Financial Officer Verizon Communications
Vincent S. Tese	Executive Chairman – FCB Financial Corp
Elisa M. Wilson	Director

Officers:
Mario J. Gabelli	Chief Executive Officer and Chief Investment Officer
Marc Gabelli	President
Silvio A. Berni	Chief Financial and Accounting Officer, Vice President Corporate Development and Controller, Assistant Secretary

GGCP Holdings LLC Members: GGCP, Inc. Mario J. Gabelli	Manager and Member Member

Teton Advisors, Inc. Directors:
Marc Gabelli Vincent J. Amabile Stephen G. Bondi, CPA Aaron J. Feingold, M.D. Nicholas F. Galluccio Kevin M. Keeley John M. Tesoro, CPA
Executive Chairman

Founder- Amabile Partners

Chief Financial Officer – Mittleman Brothers, LLC

President and Founder – Raritan Bay Cardiology Group

Chief Executive Officer and President

President & Executive Chairman – Keeley Teton Advisors, LLC

Retired Partner – KPMG LLP

Officers:
Nicholas F. Galluccio Patrick B. Huvane, CPA, CFA Deanna B. Marotz	See above Chief Financial Officer Chief Compliance Officer

Associated Capital Group, Inc. Directors:
Mario J. Gabelli
Chief Executive Officer and Chief Investment Officer of GGCP, Inc.
Chairman & Chief Executive Officer of GAMCO Investors, Inc.
Executive Chairman of Associated Capital Group, Inc.
Director/Trustee of all registered investment companies advised by Gabelli Funds, LLC.

Marc Gabelli	President – GGCP, Inc.
Douglas R. Jamieson	President and Chief Executive Officer
Bruce Lisman	Former Chairman - JP Morgan – Global Equity Division
Daniel R. Lee	Chief Executive Officer Full House Resorts, Inc. 4670 South Ford Apache Road, Suite 190 Las Vegas, NV 89147
Salvatore F. Sodano	Vice Chairman – Broadridge Financial Solutions
Frederic V. Salerno	See above
Elisa M. Wilson	Director
Officers:
Mario J. Gabelli Douglas R. Jamieson Kenneth D. Masiello Kevin Handwerker David Fitzgerald	Executive Chairman President and Chief Executive Officer Chief Accounting Officer Executive Vice President, General Counsel and Secretary Assistant Secretary

Gabelli & Company Investment Advisers, Inc.
Directors:
Douglas R. Jamieson

Officers:
Douglas R. Jamieson John Givissis Kevin Handwerker David Fitzgerald	Chief Executive Officer and President Controller Secretary Assistant Secretary
G.research, LLC
Officers:
Cornelius V. McGinity	Office of the Chairman
Vincent Amabile	President
Bruce N. Alpert Douglas R. Jamieson Kevin Handwerker David Fitzgerald David Goldman	Vice President Secretary Assistant Secretary Assistant Secretary Assistant Secretary

                                 SCHEDULE II
                            INFORMATION WITH RESPECT TO
                 TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS OR
                 SINCE THE MOST RECENT FILING ON SCHEDULE 13D (1)
                                   SHARES PURCHASED        AVERAGE
                        DATE            SOLD(-)             PRICE(2)

 COMMON STOCK-LORAL SPACE & COMMUNICATIONS, INC.

          GABELLI FOUNDATION, INC.
                      12/23/19            1,200            32.6118
          MJG ASSOCIATES, INC.
                      12/17/19            2,300-           31.6128
             GABELLI FUND, LDC
                       1/13/20              500-           31.7169
                      12/23/19              400            32.5938
                      12/13/19              500            30.5500
             GABELLI INTERNATIONAL LIMITED
                      11/27/19            1,500            33.6760
          GABELLI & COMPANY INVESTMENT ADVISERS, INC.
                       1/24/20              500            33.1400
                       1/21/20              300            33.4200
                      12/20/19            1,500-           32.5671
             GABELLI ASSOCIATES LIMITED II E
                      12/13/19            1,700            30.6338
          GAMCO ASSET MANAGEMENT INC.
                       1/24/20              900            33.1592
                       1/24/20              300            32.9250
                       1/24/20              900            32.9256
                       1/23/20               11            32.9755
                       1/23/20               14            33.1836
                       1/23/20            1,100            33.0768
                       1/22/20              200            33.4600
                       1/22/20              100-             *DO
                       1/21/20            3,000            33.6073
                       1/21/20            1,000            33.5821
                       1/21/20              800            33.6572
                       1/21/20              700            33.5420
                       1/21/20              100            33.7400
                       1/17/20            2,500            33.3546
                       1/17/20            3,600            33.3839
                       1/16/20            2,000            33.4530
                       1/16/20            6,000            33.4179
                       1/16/20            1,600            33.4719
                       1/15/20               45            32.3233
                       1/14/20            1,100            31.7998
                       1/14/20            2,800            31.7312
                       1/14/20            1,500            32.2654
                       1/14/20              300            31.7077
                       1/13/20            1,000-           31.7038
                       1/13/20              300            31.5100
                       1/13/20              300            31.3250
                       1/10/20              800            31.5886
                       1/10/20              246            31.3452
                       1/10/20               26            31.3277
                       1/10/20               47            31.3800
                       1/10/20               44-             *DO
                       1/10/20               29            31.2852
                       1/09/20            1,400            32.0311
                       1/09/20              100            31.2800
                       1/09/20              100            31.2350
                       1/08/20              340-             *DO
                       1/07/20              100            33.2050
                       1/03/20              162            32.9976
                       1/03/20              432            32.9676
                       1/03/20              121            32.9660
                       1/03/20               38            33.0600
                       1/03/20               27            33.0774
                       1/03/20               30            32.9377
                       1/03/20               55            32.9882
                      12/31/19               79            32.2029
                      12/31/19              300            32.1367
                      12/31/19            1,200-           32.1367
                      12/30/19               91-           32.7325
                      12/30/19              600            32.6781
                      12/30/19            1,100-           32.7600
                      12/30/19            2,200-           32.6781
                      12/26/19              700-           32.5286
                      12/26/19              600            32.6367
                      12/26/19              500-           32.7500
                      12/26/19              500-           32.8381
                      12/26/19            1,000-           32.6500
                      12/26/19            1,000-           32.4750
                      12/24/19               43            32.5056
                      12/24/19              848            32.6396
                      12/24/19              184            32.6395
                      12/24/19               82            32.6394
                      12/24/19               72            32.6393
                      12/24/19               13            32.6392
                      12/24/19               93            32.6397
                      12/24/19                4            32.5850
                      12/24/19              106            32.5833
                      12/24/19               29            32.5831
                      12/24/19               53            32.5830
                      12/24/19              218            32.6400
                      12/24/19               43            32.7000
                      12/24/19               66            32.5829
                      12/24/19              200            32.1700
                      12/24/19               33-           32.3394
                      12/24/19                4            32.5825
                      12/23/19              100            32.7600
                      12/23/19              150-             *DO
                      12/23/19              100-             *DO
                      12/23/19            1,500-           32.4284
                      12/23/19              200            32.6200
                      12/20/19            1,050-             *DO
                      12/20/19              400-             *DO
                      12/20/19              700-           32.3522
                      12/20/19              150-             *DO
                      12/20/19              200-             *DO
                      12/20/19              900-           32.5014
                      12/20/19            1,000-           32.4669
                      12/19/19              250-             *DO
                      12/19/19            1,000            32.5897
                      12/18/19            2,600-             *DO
                      12/18/19              900-           32.3172
                      12/18/19            1,200-           32.0246
                      12/18/19               38-           31.6900
                      12/18/19              600-           31.8000
                      12/18/19              300-           31.9000
                      12/17/19              700            31.5423
                      12/17/19            3,878-           31.5423
                      12/17/19              473            31.3574
                      12/16/19            4,000            31.5004
                      12/16/19               48-           31.1148
                      12/13/19               32            31.2800
                      12/12/19              500-             *DO
                      12/12/19              300-           31.4500
                      12/12/19            1,500-           31.3000
                      12/12/19            1,500-           31.2144
                      12/12/19            1,000-           31.3458
                      12/12/19               43            31.4619
                      12/11/19               34-           31.6300
                      12/11/19              800-           31.0357
                      12/10/19              200-           30.8450
                      12/10/19            3,000-           31.0307
                      12/10/19            1,000-           31.5873
                      12/10/19              300-           30.8207
                      12/10/19            1,000-           31.3395
                      12/09/19              100            31.9750
                      12/09/19            2,700            32.7500
                      12/09/19              113            32.5892
                      12/09/19              200-           32.7514
                      12/09/19              300-           32.2401
                      12/09/19              300-           32.7500
                      12/09/19            1,000            32.3000
                      12/06/19              428-           32.7833
                      12/06/19              800-           32.9069
                      12/05/19              700-           32.7493
                      12/05/19              550-             *DO
                      12/05/19               41            32.5380
                      12/05/19               20            32.5600
                      12/04/19              308-           32.6299
                      12/04/19            1,492-           32.2844
                      12/03/19               96-           32.5694
                      12/03/19               30-           32.5693
                      12/02/19            1,000            33.1500
                      12/02/19               50-             *DO
                      12/02/19            1,750-             *DO
                      12/02/19              144            33.4197
                      11/29/19               57-           33.9146
                      11/29/19            1,300            33.8349
                      11/27/19              100-           33.5400
          GABELLI FUNDS, LLC.
             GABELLI VALUE PLUS TRUST PLC
                       1/16/20            1,000            33.4000
                       1/15/20            4,000            32.4000
                      11/27/19            1,500            33.8187
             GABELLI MEDIA MOGUL NEXTSHARES
                      12/13/19              500            31.0550
             GABELLI MULTIMEDIA TRUST INC.
                       1/08/20            1,000            32.2499
                      12/30/19            1,000            32.6800
                      12/26/19            1,000            32.7000
                      12/23/19            2,000            32.6903
             GABELLI DIVIDEND & INCOME TRUST
                       1/24/20            1,578            32.8398
                       1/10/20            1,100            31.6009
                      12/20/19              900            32.6400
                      12/19/19            3,000            32.1630
                      12/13/19            2,000            30.5346
                      12/12/19            2,000            31.3449
                      12/12/19            3,000            31.8912
                      12/06/19              583            32.9359
                      12/05/19              417            32.4500
                      12/04/19            1,000            32.4760
                      12/02/19            1,000            33.6285
             THE GDL FUND
                      12/18/19              200            32.3300
             GABELLI ENTERPRISE M&A FUND
                      12/16/19            4,000            31.5004
             GAMCO MERGER ARBITRAGE
                      12/13/19              300            30.6338

(1) UNLESS OTHERWISE INDICATED, ALL TRANSACTIONS WERE EFFECTED
    ON THE NASDAQ.

(2) PRICE EXCLUDES COMMISSION.

(*) RESULTS IN CHANGE OF DISPOSITIVE POWER AND BENEFICIAL OWNERSHIP.